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                                                 EXHIBIT 20.2

          Edison Reacts To CPUC's Electric Industry
                   Restructuring Decision


     ROSEMEAD, CA -- Southern California Edison today reacted with caution to the plan for restructuring the state's electric utility industry announced yesterday by the California Public Utilities
Commission.

     The CPUC has decided on a market structure for the electric utility industry in the state that, in most respects, seeks to follow a compromise proposal filed with the Commission last Sept. 11 by Edison and a coalition of electricity customers and independent power producers, according to John Bryson, Edison chairman and chief executive officer.

     The compromise proposal -- or Memorandum of Understanding (MOU) -- addressed major stakeholder concerns and recommended a power pool-based market with simultaneous initiation of direct access -- ensuring competitive prices for all customers. It also recommended fair treatment of utility shareholders.

     "We have not yet had the opportunity to thoroughly study the decision, and measure it against the MOU agreement," Bryson said.
"However, it appears that both the Commission decision and the dissenting Commissioners' plan offer substantial support for the MOU principles.
This growing consensus is the best basis to move the restructuring process forward.

     "We will need to discuss the decision with our MOU partners before putting together a detailed response and planning our next steps," Bryson said. Edison will file its response with the CPUC within the 100-day comment period established by the Commission.
                             - SCE -